Jeffs’ Brands Ltd

3 Hanechoshet Street

Tel Aviv, Israel 6971068

August 24, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Jeffs’ Brands Ltd (CIK: 0001885408)
Registration Statement No. 333-262835 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Jeffs’ Brands Ltd (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on August 25, 2022 at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable. By separate letter, the underwriter of the issuance of the securities being registered has joined in this request for acceleration.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

JEFFS’ BRANDS LTD

By:	/s/ Viki Hakmon
Viki Hakmon
Chief Executive Officer